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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDENT NO. 3

TO

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Cap Rock Energy Corporation
(Name of Subject Company (issuer))

Cap Rock Energy Corporation (Issuer)
(Name of Filing Person)

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

13910R 10 2
(CUSIP Number of Class of Securities)

Ronald W. Lyon
General Counsel
Cap Rock Energy Corporation
115 S. Travis
Sherman, Texas 75090
(903) 813-3077
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$13,023,550	$1,181.52

*
Estimated for purposes of calculating the amount of the filing fee only. This amount assumes all 1,302,355 shares of common stock, par value $.01 per share are tendered, at the tender offer price of $10.00 per share in cash.

☒
Check this box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid: $1,060.17
  Form or Registration No.: Schedule TO
  Filing Party: Cap Rock Energy Corporation
  Date Filed: February 5, 2003

☐
Check this box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate box below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if this filing is a final amendment reporting the results of the tender offer:    ☐

Introductory Statement

This Amendment No. 3 to Schedule TO relates to the repurchase commitment of Cap Rock Energy Corporation (the "Company"), a Texas corporation, pursuant to the terms of the original Prospectus dated July 2001. Cap Rock Energy Corporation is offering to purchase shares of its outstanding common stock at a price of $10.00 per share.

This offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase filed on February 5, 2003, and the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer. This Amendment No. 3 further amends and supplements the statement on Schedule TO originally filed by the Company on February 5, 2003, as amended by Amendments No. 1 and 2 filed March 3, 2003 and March 20, 2003, respectively.

This Schedule TO, as amended, is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet

Item 1 of the Schedule TO and the "Summary Term Sheet" of the Offer to Purchase are hereby amended as follows:

1.
Deleting the answer to the question "Does the Company have the financial resources to make payment?" and inserting the following:

    Our purchase commitment is for $10 per share, and the current market price is greater than $10 per share. We will use only currently available cash generated from operations in the amount of $640,000 to (a) pay costs and expenses of the offer estimated to be $90,000, and (b) purchase 55,000 tendered shares at $10.00 per share, or $550,000. If all shareholders tendered their shares, the maximum amount of funds required to purchase the shares would be $13,023,550. While additional cash from operations may subsequently become available, we do not believe it will allow us to purchase a significant number of shares over and above our estimate of 55,000 shares. If the number of shares tendered is greater than we anticipated and we do not have sufficient cash available to purchase all shares tendered at that time, we may extend the offer once in order to try to obtain the additional funds needed to purchase all of the shares properly tendered. Your withdrawal rights will be extended as well. If following such extension we do not have sufficient funds to acquire all shares properly tendered, we will terminate the offer and return all shares tendered. We currently do not have any alternative financing arrangements or financing plans in the event available cash is insufficient to purchase all tendered shares. See Section 6, "Conditions of the Offer" and Section 8, "Source and Amount of Funds."

2.
Deleting the date "April 8, 2003" from the answer to the question "When does the offer expire?" and replacing it with "April 30, 2003."

3.
The answer to the question "What is the purpose of the offer?" is amended by inserting "However, the Company, in its desire to be inclusive rather than exclusive, is making the offer to all shareholders of the Company." following the last full sentence of the answer.

4.
Deleting "$200,000" and the phrase "original estimate of 20,000 shares" from the answer to the question "Are there any conditions to the offer?" and replacing it with "$550,000" and "estimate of 55,000 shares" therefore, respectively.

5.
Deleting the date "April 8, 2003" from the answer to the question "How do I tender my shares?" and replacing it with "April 30, 2003."

6.
Deleting the date "April 8, 2003" from the answer to the question "Until what time can I withdraw previously tendered shares?" and replacing it with "April 30, 2003."

Item 4. Terms of the Transaction

Item 4 of the Schedule TO and Sections 1, 2, 3, and 14 of the Offer to Purchase are hereby amended as follows:

1.
The third paragraph of Section 1 of the Offer to Purchase is deleted and replaced with the following:

    If all shareholders tendered their shares, the maximum amount of funds required to purchase the shares would be $13,023,550. We will use only available cash generated from operations in the amount of $550,000 to purchase tendered shares. While additional cash from operations may subsequently become available, we do not believe it will allow us to purchase a significant number of shares over and above our estimate of 55,000 shares. We currently do not have any alternative financing arrangements or financing plans in the event available cash is insufficient to purchase all tendered shares. If we are unable to purchase all of the shares offered to us because we do not have sufficient cash available for the purchase price of $10.00 per share, we will not purchase any of the shares properly tendered.

2.
The first paragraph of Section 2 of the Offer to Purchase is amended by deleting the date "April 8, 2003" and replacing it with "April 30, 2003."

3.
The first paragraph following the subheading "Tender of Shares" of Section 3 of the Offer to Purchase is amended by deleting the date "April 8, 2003" and replacing it with "April 30, 2003."

4.
The first sentence of Section 14 of the Offer to Purchase is amended by deleting the date "April 8, 2003" and replacing it with "April 30, 2003."

Item 7. Source and Amount of Funds or Other Consideration

Item 7 of the Schedule TO and Section 8 of the Offer to Purchase are hereby amended as follows:

1.
The second paragraph of Section 8 is deleted in its entirety.

2.
The third paragraph of Section 8 of the Offer to Purchase is deleted and replaced with the following:

    We expect the maximum aggregate cost, including fees and expenses applicable to the offer, to be no more than $640,000. We will use only currently available cash generated from operations in the amount of $640,000 to (a) pay costs and expenses of the offer estimated to be $90,000, and (b) purchase 55,000 tendered shares at $10.00 per share, or $550,000. If all shareholders tendered their shares, the maximum amount of funds required to purchase the shares would be $13,023,550. While additional cash from operations may subsequently become available, we do not believe it will allow us to purchase a significant number of shares over and above our estimate of 55,000 shares. If the number of shares tendered exceeds our cash available to purchase shares, we may extend the offer once in order to try to obtain the additional funds to purchase all of the shares properly tendered. If additional funds are not available and we are unable to acquire all properly tendered shares, we will terminate the offer and return all tendered shares. We currently do not have any alternative financing arrangements or financing plans in the event available cash is insufficient.

Item 11. Additional Information

The form of Supplemental Instructions is amended by deleting the phrase "as soon as practical" in subsection (b) and replacing it with "promptly."

Item 12. Exhibits

Item 12 of Schedule TO is hereby amended and supplemented by adding the following Exhibits:

    (a)(1)(i) Form of Amended Offer to Purchase
    (a)(1)(j) Form of Amended Supplemental Instructions

The form of Supplemental Instructions is amended by deleting the phrase "as soon as practical" in subsection (b) and replacing it with "promptly."

EXHIBIT INDEX

Exhibit Number	Description of Document
(a)(1)(i)	Form of Amended Offer to Purchase
(a)(1)(j)	Form of Amended Supplemental Instructions

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAP ROCK ENERGY CORPORATION
March 31, 2003	By:	/s/ LEE D. ATKINS Lee D. Atkins Senior Vice President and Chief Financial Officer

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Introductory Statement
EXHIBIT INDEX
SIGNATURE